May 13, 2009

AURORA TO HOLD PUBLIC INFORMATION MEETINGS IN LABRADOR ON TAILINGS
MANAGEMENT OPTIONS FOR THE PROPOSED MICHELIN PROJECT

As part of its ongoing commitment to consultation with residents of Labrador, Aurora Energy Resources Inc. (“Aurora” or “the Company”) invites members of the public to ‘designing for acceptance’, a community information session on the tailings management options for the Michelin Project

“Our team will make a presentation on the five tailings options that could safely be used to store tailings from the proposed Michelin Project and to explain how we arrived at these options,” said Ches Andersen, Aurora’s Vice President Labrador Affairs. “This will also be an interactive event with a 3D model of the site, animations, and demonstrations.”

Community members will see how Aurora conducted an objective process in determining the tailings management technologies that can be used to safely store tailings for the Michelin Project.

The feedback Aurora has received from community members thus far has provided valuable insight into public interests and views on the development. “While we are in the early stages of the tailings management decision process, we encourage community members to attend and participate in this important discussion,” added Mr. Andersen.

The public information session schedule is as follows:

Date	Location	Time
Tuesday, May 19, 2009	Postville Community Hall	7:00pm – 9:00pm
Wednesday, May 20, 2009	Makkovik Community Hall	7:00pm – 9:00pm
Monday, May 25, 2009	Nain School Gymnasium	7:00pm – 9:00pm
Tuesday, May 26, 2009	Hopedale School Gymnasium	7:00pm – 9:00pm
Wednesday, May 27, 2009	Rigolet Community Hall	7:00pm - 9:00pm
Thursday, May 28, 2009	North West River Community Centre	7:00pm – 9:00pm
Friday, May 29, 2009	Happy Valley-Goose Bay Labrador Friendship Centre	7:00pm - 9:00pm

ABOUT AURORA

Aurora, a subsidiary of Fronteer Development Group, is a uranium exploration and development company active in the Central Mineral Belt of coastal Labrador - one of the world's most promising uranium districts - and in Nunavut, Canada.

Aurora is committed to responsible development, which includes community consultation, lasting local benefits and the highest standards of safety, health, and environmental protection.

For further information on Aurora, please contact:

Andrea Marshall
Manager, Government and Media Relations
709-726-2223

Don Falconer
VP, Corporate Development
416-362-5556

Corporate Information www.aurora-energy.ca

Aurora's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance or future actions are "forward-looking" statements. The words "believe", "expect”, "will", "anticipate", "contemplate", "budget", "target', "continue", "may", "intend" and similar expressions identify forward looking-statements. All statements contained herein, other than statements of historical fact contained herein, constitute "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing of future meetings, the timing and amount of estimated future resources and resource conversion rates, future operations, project costs and production, potential for expansion of resources and potential size of future exploration programs, grades and widths and potential timing of receipt of permits and classification of future mineral resources, and potential for future benefits, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineralization and mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's most recent Annual Information Form available on SEDAR at www.sedar.com. Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.